UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4 to Amendment and Restatement)*

Williams Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partnership Interests

(Title of Class of Securities)

96950F 10 4

(CUSIP Number)

Craig L. Rainey

One Williams Center

Tulsa, Oklahoma 74172

(918) 573-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 96950F 10 4

1	Name of reporting person The Williams Companies, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 305,947,951+
	9	Sole dispositive power 0
	10	Shared dispositive power 305,947,951+
11	Aggregate amount beneficially owned by each reporting person 305,947,951+
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 65.6*
14	Type of reporting person HC;CO

+	Includes 26,475,507 Common Units issuable upon conversion of 26,475,507 WPZ Class D Units which may be deemed to be beneficially owned by the Reporting Persons.
*	Calculated in accordance with Rule 13d-3(d)(1), based on 439,706,147 of the Issuer’s Common Units outstanding as of October 21, 2014 and a total of 26,475,507 WPZ Common Units issuable upon the conversion of the WPZ Class D Units owned by the Reporting Persons.

CUSIP No. 96950F 10 4

1	Name of reporting person Williams Gas Pipeline Company, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 305,947,951+
	9	Sole dispositive power 0
	10	Shared dispositive power 305,947,951+
11	Aggregate amount beneficially owned by each reporting person 305,947,951+
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 65.6*
14	Type of reporting person OO – limited liability company

+	Includes 26,475,507 WPZ Common Units issuable upon conversion of 26,475,507 WPZ Class D Units which may be deemed to be beneficially owned by the Reporting Persons.
*	Calculated in accordance with Rule 13d-3(d)(1), based on 439,706,147 of the Issuer’s Common Units outstanding as of October 21, 2014 and a total of 26,475,507 WPZ Common Units issuable upon the conversion of the WPZ Class D Units owned by the Reporting Persons.

CUSIP No. 96950F 10 4

Introduction

This Amendment No. 4 amends Items 2, 4, 5, 6 and 7 of the amended and restated statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) by The Williams Companies, Inc. (“Williams”), Williams Partners Holdings LLC (“Holdings”), and Williams Gas Pipeline Company, LLC (“Williams Gas Pipeline”) on July 11, 2013 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on August 13, 2013 (“Amendment No. 1”), Amendment No. 2 filed on February 28, 2014 (“Amendment No. 2”), and Amendment No. 3 filed on June 15, 2014 (“Amendment No. 4”). This Schedule 13D relates to common units representing limited partner interests (“WPZ Common Units”) of Williams Partners L.P., a Delaware limited partnership (the “Issuer” or “WPZ”). Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, and Amendment No. 3 shall remain unchanged.

Item 2. Identity and Background.

The information previously provided in response to Item 2 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a)	This Schedule 13D is filed by (i) Williams, a Delaware corporation, and (ii) Williams Gas Pipeline, a Delaware limited liability company (collectively, the “Reporting Persons”).

Williams owns directly 100% of Williams Gas Pipeline; accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The principal business address of each of the Reporting Persons is One Williams Center, Tulsa, Oklahoma 74172-0172.

(c)	The principal business of Williams and its affiliates is to operate as an energy infrastructure company focused on connecting North America’s significant hydrocarbon resource plays to growing markets for natural gas, natural gas liquids, and olefins.

(d)	During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	See (d).

(f)	Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of Williams or Williams Gas Pipeline has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following:

On October 24, 2014, WPZ entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Access Midstream Partners, L.P. (“ACMP”), Access Midstream Partners GP, L.L.C. (“ACMP General Partner”), Williams Partners GP LLC (“WPZ General Partner” and, together with WPZ, the “WPZ Parties”), and VHMS LLC (“Merger Sub” and, together with ACMP and ACMP General Partner, the “ACMP Parties”). Pursuant to the Merger Agreement, (1) Merger Sub, a direct wholly owned subsidiary of ACMP, will be merged with and into WPZ, with WPZ being the surviving limited partnership (the “Merger”) and (2) WPZ General Partner will be merged with and into ACMP General Partner, with ACMP General Partner being the surviving limited liability company (the “GP Merger”).

Under the terms of the Merger Agreement, (i) each outstanding WPZ Common Units that is held by a unitholder other than Williams, Williams Gas Pipeline and their respective subsidiaries (collectively, other than ACMP and its subsidiaries and WPZ and its subsidiaries, the “Williams Parties”) will be converted into the right to receive 0.86672 newly issued common units of ACMP (“ACMP

Common Units” and such exchange ratio, the “Public Exchange Ratio”) and (ii) each outstanding WPZ Common Unit held by the Williams Parties will be converted into the right to receive 0.80036 ACMP Common Units (the “Williams Parties Exchange Ratio” and, together with the Public Exchange Ratio, the “Exchange Ratio”), in each case in consideration for each WPZ Common Unit that such holder owns at the effective time of the Merger. All of the general partner interest in WPZ (the “WPZ General Partner Interest”) outstanding immediately prior to the effective time of the Merger will be converted into the right to receive ACMP general partner interests (the “ACMP General Partner Interest”) such that, immediately following consummation of the GP Merger, the ACMP General Partner’s ACMP General Partner Interest will represent, in the aggregate, 2% of the outstanding ACMP partnership interest. Prior to the closing of the Merger, each Class D limited partner unit of WPZ (the “WPZ Class D Units” and together with the WPZ Common Units, the “WPZ Units”), all of which are held by Williams or its affiliates, will be converted into WPZ Common Units on a one-for-one basis pursuant to the terms of the WPZ partnership agreement.

Following the closing of the Merger, it is anticipated that WPZ will merge with and into ACMP, with ACMP surviving (the “Subsequent Merger”), and that ACMP will change its name to Williams Partners L.P.

As promptly as practicable following the satisfaction of specified conditions to closing set forth in the Merger Agreement, the ACMP General Partner intends to cause ACMP to effect a subdivision of each ACMP Common Unit into 1.06152 ACMP Common Units and of each Class B unit of ACMP (the “ACMP Class B Units”) into 1.06152 ACMP Class B Units (the “ACMP Pre-Merger Unit Split”). The record date and payment date for the ACMP Pre-Merger Unit Split will each be the business day immediately prior to the closing date of the Merger, and holders of WPZ Units will not be entitled to participate in the ACMP Pre-Merger Unit Split with respect to their WPZ Units.

The conflicts committee (the “WPZ Conflicts Committee”) of the board of directors of WPZ General Partner (the “WPZ Partners Board”) has unanimously in good faith approved the Merger Agreement and the transactions contemplated thereby, including the Merger, determined that they are advisable, fair and reasonable to, and in the best interests of, WPZ and the holders of WPZ Common Units that are not held by the Williams Parties (“WPZ Public Common Units”), and resolved to approve and recommend the approval of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, to the Williams Partners Board. Based upon such approval, the Williams Partners Board has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Merger, and directed that the Merger Agreement be submitted to a vote of holders of WPZ Units. The conflicts committee (the “ACMP Conflicts Committee”) of the board of directors of ACMP General Partner (the “ACMP Board”) has unanimously in good faith approved the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, and determined that they are advisable, fair and reasonable to, and in the best interests of, ACMP and the holders of ACMP Common Units that are not held by Williams or its affiliates (“ACMP Public Common Units”) and resolved to recommend the approval of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, to the ACMP Board. Based upon such approval, the ACMP Board (on behalf of ACMP and Merger Sub) has approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Merger.

Completion of the Merger is conditioned upon, among other things: (1) the approval and adoption of the Merger Agreement and the Merger by holders of at least a majority of the outstanding WPZ Units; (2) all material required governmental consents and approvals in connection with the Merger having been made or obtained; (3) the absence of legal injunctions or impediments prohibiting the Merger Transactions; (4) the effectiveness of a registration statement on Form S-4 with respect to the issuance of ACMP Common Units in the Merger; (5) the conversion of all WPZ Class D Units into WPZ Common Units; (6) approval of the listing on the New York Stock Exchange, subject to official notice of issuance, of the ACMP Common Units to be issued in the Merger; (7) the occurrence of the ACMP Pre-Merger Unit Split; and (8) the adoption and effectiveness of Amendment No. 3 to the First Amended and Restated Agreement of Limited Partnership of ACMP.

Pursuant to the terms of a Support Agreement, dated as of October 24, 2014, among ACMP, WPZ and Williams Gas Pipeline (the “Support Agreement”), Williams Gas Pipeline, which as of October 24, 2014, beneficially owned 279,472,244 WPZ Common Units and 26,475,507 WPZ Class D Units representing approximately 65.63% of the outstanding WPZ Units, has agreed to deliver a written consent adopting and approving in all respects the Merger Agreement and the transactions contemplated thereby, including the Merger (the “WGP Written Consent”). The delivery of the WGP Written Consent (or, if applicable, vote) by Williams Gas Pipeline with respect to the WPZ Units it owns will be sufficient to adopt the Merger Agreement and thereby approve the Merger.

The Merger Agreement also contains (i) customary representations and warranties of the WPZ Parties and the ACMP Parties, and (ii) covenants of the WPZ Parties and the ACMP Parties with respect to, among other things, certain actions taken prior to the closing of the Merger, cooperation with respect to regulatory issues and access to each other’s information.

The Merger Agreement contains provisions granting both WPZ and ACMP the right to terminate the Merger Agreement for certain reasons, including, among others, if: (1) the Merger is not completed on or before April 30, 2015 (the “Termination Date”); (2) any governmental authority has issued an order, decree or ruling or taken any other action (including the enactment of any statute, rule, regulation, decree or executive order) enjoining or prohibiting consummation of the Merger; or (3) under certain conditions, there has been a material breach of any of the representations, warranties, covenants or agreements set forth in the Merger Agreement by a party to the Merger Agreement that is not cured by the Termination Date;

The foregoing description of the Merger, the GP Merger, the Merger Agreement and the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and Support Agreement, copies of which were filed as Exhibit 2.1 and Exhibit 99.2, respectively, to WPZ’s Current Report on Form 8-K (file No. 001-32599) filed with the Commission on October 27, 2014, and the terms of which are incorporated herein by reference.

The Merger Agreement is incorporated herein by reference to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about WPZ, ACMP, the other parties to the Merger Agreement or any of their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of WPZ, ACMP, the other parties to the Merger Agreement or any of their respective subsidiaries and affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by WPZ and ACMP. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Merger that will be contained in, or incorporated by reference into, the proxy statement/prospectus that the parties will be filing in connection with the Merger, as well as in the other filings that each of WPZ and ACMP make with the Commission.

Item 5. Interest in Securities of the Issuer.

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a)	(1)	Williams, as the direct 100% owner of Williams Gas Pipeline, may be deemed to beneficially own 279,472,444 WPZ Common Units and 26,475,507 WPZ Class D units. If the WPZ Class D units are converted to WPZ Common Units, Williams may be deemed to be the beneficial owner of a total of 305,947,951 WPZ Common Units, which represents 65.6% of the outstanding WPZ Common Units, after giving effect to the conversion of the WPZ Class D units. Williams may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the WPZ General Partner, which is 100% owned by Williams.

	(2)	Williams Gas Pipeline is the record owner of 279,472,244 WPZ Common Units and 26,475,507 WPZ Class D Units. If the WPZ Class D units are converted to WPZ Common Units, Williams Gas Pipeline would be the record owner of 305,947,951 WPZ Common Units, which represents 65.6% of the outstanding WPZ Common Units after giving effect to the conversion of the WPZ Class D Units.

	(3)	Pursuant to the terms of the Support Agreement, each of the Reporting Persons may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3), comprised of the Reporting Persons and ACMP, that owns 305,947,951 WPZ Common Units, which represents 65.6% of the outstanding WPZ Common Units after giving effect to the conversion of the WPZ Class D Units. The Reporting Persons disclaim membership in such group, except as required for purposes of Section 13(d) of the Act.

	(4)	See Schedule 1 for the aggregate number and percentage of WPZ Common Units beneficially owned by the Listed Persons.

(b)		The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.

(c)		Except as described in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, has effected any transactions in the WPZ Common Units during the past 60 days.

(d)		The Reporting Persons have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the respective WPZ Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. Except for the foregoing and the cash distribution described in Item 6 under the Caption “Issuer’s Partnership Agreement — Cash Distributions,” no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, WPZ Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)		Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information previously provided in response to Item 6 is hereby amended and supplemented by adding the following:

The information provided or incorporated by reference in Item 4 above is hereby incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1 Agreement and Plan of Merger dated as of October 24, 2014, by and among Williams Partners L.P. (“WPZ”), Williams Partners GP LLC (“WPZ General Partner”), Access Midstream Partners, L.P. (“ACMP”), Access Midstream Partners GP, L.L.C. (“ACMP General Partner”), and VHMS LLC (“Merger Sub”) (incorporated by reference to Exhibit 2.1 to Williams Partners L.P.’s Current Report on Form 8-K (File No. 001-32599) filed with the Securities and Exchange Commission on October 27, 2014)

Exhibit 2 Support Agreement, dated October 24, 2014 (incorporated by reference to Exhibit 99.2 to Williams Partners L.P.’s Current Report on Form 8-K (File No. 001-32599) filed with the Securities and Exchange Commission on October 27, 2014).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2014

The Williams Companies, Inc.

By:	/s/ Sarah C. Miller
	Name:	Sarah C. Miller
	Title:	Corporate Secretary

Williams Gas Pipeline Company, LLC

By:	/s/ Sarah Miller
	Name:	Sarah C. Miller
	Title:	Corporate Secretary

Schedule 1

Executive Officers of The Williams Companies, Inc.

Alan S. Armstrong

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Director, Chief Executive Officer & President

Citizenship: USA

Amount Beneficially Owned: 20,000 (less than 1%) See footnote 3

Frank E. Billings

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Corporate Strategic Development

Citizenship: USA

Amount Beneficially Owned: 0

Allison G. Bridges

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – West

Citizenship: USA

Amount Beneficially Owned: 758 (less than 1%) See footnotes 1 and 2

Donald R. Chappel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President & Chief Financial Officer

Citizenship: USA

Amount Beneficially Owned: 22,584 (less than 1%) See footnotes 1 and 2

John R. Dearborn, Jr.

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – NGL & Petchem Services

Citizenship: USA

Amount Beneficially Owned: 0

Robyn L. Ewing

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President & Chief Administrative Officer

Citizenship: USA

Amount Beneficially Owned: 0

Rory L. Miller

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Atlantic – Gulf

Citizenship: USA

Amount Beneficially Owned: 0

Fred E. Pace

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – E&C (Engineering and Construction)

Citizenship: USA

Amount Beneficially Owned: 0

Brian L. Perilloux

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Operational Excellence

Citizenship: USA

Amount Beneficially Owned: 227 (less than 1%) See footnotes 1 and 2

Craig L. Rainey

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President & General Counsel

Citizenship: USA

Amount Beneficially Owned: 8,067 (less than 1%) See footnotes 1 and 2

James E. Scheel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President—Northeast G&P

Citizenship: USA

Amount Beneficially Owned: 0

Ted T. Timmermans

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Vice President, Controller & Chief Accounting Officer

Citizenship: USA

Amount Beneficially Owned: 679 (less than 1%) See footnote 4

Board of Directors of The Williams Companies, Inc.

Alan S. Armstrong

(see above)

Joseph R. Cleveland

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 2,000 (less than 1%) See footnote 5

Kathleen B. Cooper

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Fellow of the Tower Center for Political Studies at Southern Methodist University

Citizenship: USA

Amount Beneficially Owned: 0

John A. Hagg

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: Canada

Amount Beneficially Owned: 0

Juanita H. Hinshaw

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President and Chief Executive Officer of H&H Advisors (a financial consulting firm)

Citizenship: USA

Amount Beneficially Owned: 2,492 (less than 1%) See footnotes 1 and 2

Ralph Izzo

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chairman, President and Chief Executive Officer of Public Services Enterprise Group Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Frank T. MacInnis

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chairman of the Board of The Williams Companies, Inc.)

Citizenship: USA

Amount Beneficially Owned: 8,792 (less than 1%) See footnotes 1 and 2

Eric W. Mandelblatt

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Managing Partner & Chief Investment Officer of Soroban Capital Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Steven W. Nance

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President and Manager, Steele Creek Energy, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Murray D. Smith

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President, Murray Smith and Associates (a consulting firm that provides strategic advice to the North American energy sector)

Citizenship: Canada

Amount Beneficially Owned: 0

Janice D. Stoney

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 8,792 (less than 1%) See footnote 6

Laura A. Sugg

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Executive Officers of Williams Gas Pipeline Company, LLC

Allison G. Bridges

(see above)

Rory L. Miller

(see above)

Fred E. Pace

(see above)

Brian L. Perilloux

(see above)

Frank E. Billings

(see above)

Management Committee of Williams Gas Pipeline Company, LLC

Donald R. Chappel

(see above)

Robyn L. Ewing

(see above)

1	Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the WPZ Common Units.
2	Listed Person has right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such WPZ Common Units.
3	Listed Person is the trustee of the Alan Stuart Armstrong Trust dated June 16, 2010, who has the power to vote or to direct the vote of, the right to receive or the power to direct the receipt of dividends from, the power to dispose or direct the disposition of, and the right to receive the proceeds from the sale of, 10,000 WPZ Common Units held by the Trust. The Listed Person’s spouse is the trustee of the Shelly Stone Armstrong Trust dated June 16, 2010, who has the power to vote or to direct the vote of, the right to receive or the power to direct the receipt of dividends from, the power to dispose or direct the disposition of, and right to receive the proceeds from the sale of, 10,000 WPZ Common Units held by the Trust.
4	Listed Person and his spouse are the trustees of the Theodore T. and Cathy A. Timmermans Family Trust, dated June 17, 2008, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the WPZ Common Units, and the Listed Person’s spouse also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 679 WPZ Common Units held by the Trust.
5	Listed Person and his spouse are the trustees of the Joe R. Cleveland and Evelyn Cleveland Family Trust, dated November 21, 2008, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the WPZ Common Units, and the Listed Person’s spouse also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 2,000 WPZ Common Units held by the Trust.
6	Listed Person and her spouse are the trustees of the Larry and Janice Stoney Family Trust, dated March 24, 2008, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the WPZ Common Units, and the Listed Person’s spouse also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 8,792 WPZ Common Units held by the Trust.